CONVERTIBLE NOTE PURCHASE AGREEMENT

This Convertible Note Purchase Agreement (this "Agreement") is entered into as of [EFFECTIVE DATE], by and between Hawaiian Ola Brewing Corporation, a Hawaii corporation doing business as Hawai'i Cider Company (the "Company"), and [INVESTOR NAME] (the "Purchaser").

RECITALS

The Company desires to issue and sell, and the Purchaser desires to purchase, a convertible promissory note in substantially the form attached to this Agreement as Exhibit A (the "Note"), which shall be convertible on the terms stated therein into equity securities of the Company. The Note and the equity securities issuable upon conversion thereof (and the securities issuable upon conversion of such equity securities, if any) are collectively referred to herein as the "Securities." The issuance of the Note is part of one or more offerings of convertible promissory notes (collectively, the "Notes") being conducted by the Company through Wefunder, Inc. and its affiliates ("Wefunder").

AGREEMENT

In consideration of the mutual promises contained herein and other good and valuable consideration, receipt of which is hereby acknowledged, the parties to this Agreement agree as follows:

1. **Purchase and Sale of the Note.** Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase, and the Company agrees to sell and issue to the Purchaser, a Note in the principal amount set forth on the signature page hereto.

2. **Stock Purchase Agreement.** The Purchaser understands and agrees that the conversion of the Note into equity securities of the Company will require the execution of certain agreements relating to the purchase and sale of such securities upon the conditions as agreed in this Agreement and such stipulations as are customary to such securities purchase agreements as well as any rights relating to such equity securities and restrictions on transfer of such securities, and if the Purchaser is not a "Major Investor", the Purchaser agrees to the Designated Lead Investor's execution and delivery of same on behalf of the Purchaser pursuant to Section 6(a) of this Agreement (provided that the terms of such documents are generally applicable to all purchasers of such equity securities). The Purchaser is a "Major Investor" if the principal amount of the Note is equal to or greater than twenty-five thousand dollars ($25,000) and Wefunder has verified that the Purchaser is an "Accredited Investor" in accordance with Rule 506(c) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act").

3. **Representations and Warranties of the Company.** The Company hereby represents and warrants to the Purchaser that:

(a) **Organization and Good Standing.** The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Hawaii and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

(b)   **Authorization.** This Agreement, the Note, and the stock issuable upon conversion of the Note have been or will be authorized by the Board of Directors of the Company; however, the Company has not yet obtained the necessary corporate approval for the authorization of any shares of Equity Securities to be issued in any Next Equity Financing (as such terms are defined in the Note). Subject to the foregoing, this Agreement and the Note, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.   **Representations and Warranties of the Purchaser.** The Purchaser hereby represents and warrants to the Company that:

(a)   **Authorization.** The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

(b)   **Purchase Entirely for Own Account.** This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Securities to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities. The Purchaser has not been formed for the specific purpose of acquiring any of the Securities.

(c)   **Knowledge; Access to Information.** The Purchaser possesses such business and financial knowledge and experience as to be able to evaluate the merits and risks of the prospective investment in the Note and to protect his own interests in connection therewith. The Purchaser has read and understands the SEC Form C filed by the Company, including the "Risk Factors" section thereof. Purchaser has had the opportunity to ask questions of, and to receive answers from, the executive officers of the Company with respect to the terms and conditions of the purchase of the Note and with respect to the business, affairs, financial conditions, and results of operations of the Company. Purchaser has had access to such financial and other information as is necessary in order for Purchaser to make a fully-informed decision as to investment in the

Company by way of purchase of the Note, and has had the opportunity to obtain any additional information necessary to verify any of such information to which Purchaser has had access.

(d) **Restrictions on Transfer.** The Purchaser understands that the Securities have not been, and will not be, registered under the Securities Act, by reason of one or more exemptions from the registration provisions of the Securities Act. The Purchaser understands that the Securities are subject to substantial restrictions on transfer under applicable U.S. federal and state securities laws. The Purchaser acknowledges that the Company has no obligation to register or qualify the Securities for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

(e) **No Public Market.** The Purchaser understands that no public market now exists for any of the securities issued by the Company, that the Company has made no assurances that a public market will ever exist for the Securities.

(f) **Speculative Investment.** The Purchaser's investment in the Company represented by the Note is highly speculative in nature and is subject to a high degree of risk of loss in whole or in part. Purchaser has the ability to bear the economic risks of his or her investment and the amount of such investment is not so great in relation to Purchaser's total financial resources as would jeopardize the personal financial needs of Purchaser or his or her family in the event such investment were lost in whole or in part.

(g) **No Tax Advice.** The Company and its officers have made no warranties or representations to the Purchaser with respect to the tax consequences of the transactions contemplated by this Agreement and Purchaser is in no manner relying on the Company or its representatives for an assessment of such tax consequences.

(h) **State of Residence.** The Purchaser is a legal resident of the state set forth on the Purchaser's signature page hereto, and understands that the Company is relying on such representation.

(i) **Crowdfunding Limits.** The Purchaser's investment complies with the investment limits set forth in Section 4(a)(6) of the Securities Act and Regulation Crowdfunding thereunder. Specifically, if the Purchaser's annual income or net worth is less than $100,000, Purchaser's investment, together with any other investments in Regulation Crowdfunding offerings in the past 12 months, does not exceed the greater of $2,000 or 5% of his or her annual income or net worth, and if Purchaser's annual income or net worth equals or exceeds $100,000, Purchaser's investment, together with any other investments in Regulation Crowdfunding offerings in the past 12 months, does not exceed the lesser of 10% of his or her annual income or net worth or $100,000.

(j) **Accredited Investor.** If the Purchaser is a Major Investor, the Purchaser represents and warrants that he, she or it is an "Accredited Investor" as such term is defined in Rule 501 of Regulation D under the Securities Act. The Purchaser agrees to furnish any additional information requested by Wefunder or the Company to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Note. The information previously submitted to Wefunder is complete and accurate as of the date of this Agreement and is hereby affirmed as of the date hereof. Any information that has been furnished or that will be furnished by the Purchaser to evidence his, her or its status as an accredited investor is accurate and complete, and does not contain any misrepresentation or material omission.

5.   **Legends.** The Purchaser understands that the Securities, and any securities issued in respect thereof or exchange therefor, may bear one or all of the following legends:

(i)   "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IF REQUESTED BY THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(ii)   Any legend required by the securities laws of any state to the extent such laws are applicable to the securities represented by the certificate or other instrument so legended.

6.   **Designated Lead Investor; Proxy; SPV.**

(a)   The Company shall have the option of designating the purchaser of one of the Notes as the Designated Lead Investor. If the Purchaser is not a Major Investor, the Purchaser hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Purchaser's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, consistent with this Agreement and the Note, and on behalf of the Purchaser, to (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this Agreement and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Purchaser pursuant to this Section 6(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of the Next Equity Financing (as defined in the Note), in which case the terms of Section 6(b) will thereafter govern. The proxy and power, so long as the Purchaser is an individual, will survive the death, incompetency and disability of the Purchaser and, so long as the Purchaser is an entity, will survive the merger or reorganization of the Purchaser or any other entity holding the Note. The Designated Lead Investor is an intended third-party beneficiary of this Section 6(a) and Section 6(c) and has the right, power and authority to enforce the provisions hereof as though it were a party hereto.

(b)   On and after the date of the final closing of the Next Equity Financing, if the Purchaser is not a Major Investor, such Purchaser hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the Purchaser's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, consistent with this Agreement and the Note, and on behalf of the Purchaser, to (i) vote all shares of the Equity Securities issued in conversion of the Note as the holders of a majority of the shares of such Equity Securities vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this Agreement, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Purchaser pursuant to this Section 6(b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Purchaser is an individual, will survive the death, incompetency and disability of the Purchaser and, so long as the Purchaser is an entity, will survive the merger or reorganization of the Purchaser or any other entity holding shares of Equity Securities issued in conversion of the Note. The CEO is an intended third-party beneficiary of this Section 6(b) and Section 6(c) and has the right, power and authority to enforce the provisions hereof as though he or she were a party hereto.

(c)   If the Purchaser is not a Major Investor, other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Purchaser's true and lawful proxy and attorney pursuant to Section 6(b) (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Purchaser pursuant to this Agreement while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this Agreement, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Purchaser otherwise exist against the Proxy. The Purchaser shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Purchaser pursuant to this Agreement, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Purchaser the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the principal amount of the Note). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Purchaser or otherwise. The Purchaser acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this Agreement. A decision, act, consent or instruction of the Proxy constitutes a decision of the Purchaser and is final, binding and conclusive upon the Purchaser. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Purchaser. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Purchaser hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this Agreement and the

Note, and any Equity Securities issued in conversion of the Note into a special-purpose vehicle or other entity designed to aggregate the interests of the holders of the Notes.

7. **Miscellaneous.**

(a) **Successors and Assigns.** The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. The Purchaser may not assign this Agreement or its rights and obligations hereunder without the prior written consent of the Company.

(b) **Governing Law.** This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Hawaii, without giving effect to principles of conflicts of law.

(c) **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

(d) **Titles and Subtitles.** The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(e) **Amendments and Waivers.** If the Purchaser is not a Major Investor, any term of this Agreement or the Note may be amended or waived only with the written consent of the Company and either (i) the Designated Lead Investor, or (ii) the holders of Notes representing a majority of the outstanding principal amounts of all of the outstanding Notes. If the Purchaser is a Major Investor, any term of this Agreement or the Note may be amended or waived only with the written consent of the Company and the Purchaser.

(f) **Severability.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(g) **Entire Agreement.** This Agreement and the documents referred to herein constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto are expressly canceled.

(h) **Shareholders, Officers and Directors Not Liable**. In no event shall any shareholder, officer or director of the Company be liable for any amounts due or payable pursuant to the Note.

(i) **Expenses**. The Company and the Purchaser shall each bear their own legal and other expenses with respect to the transactions contemplated by this Agreement.

(j) **Notices**. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified as follows:

If to the Company, at the address as set forth on the Company Signature Page to this Agreement, and

If to the Purchaser: (i) if the Purchaser is not a Major Investor, at the address set forth on the Purchaser Signature Page to the Designated Lead Investor's Purchase Agreement; and (ii) if the Purchaser is a Major Investor, at the address set forth on the Purchaser Signature Page to this Agreement,

in either case as subsequently modified by written notice satisfying the requirements of this paragraph.

[Signature Pages Follow]

COMPANY SIGNATURE PAGE TO
CONVERTIBLE NOTE PURCHASE AGREEMENT

IN WITNESS WHEREOF, the Company has executed this Agreement as of the date first above written.

COMPANY:

HAWAIIAN OLA BREWING
CORPORATION

By: *Founder Signature*

Brett Jacobson, President

Address: 89-1368 Mamalahoa Hwy
Captain Cook, HI

PURCHASER SIGNATURE PAGE TO
CONVERTIBLE NOTE PURCHASE AGREEMENT

<u>Amount of Note</u>:   The undersigned Purchaser hereby subscribes for a Convertible Promissory Note in the principal amount of $[AMOUNT] (minimum $100).

Exact name Note should be issued to: [INVESTOR NAME]

     IN WITNESS WHEREOF, the Purchaser hereby executes the Hawaiian Ola Brewing Corporation Convertible Note Purchase Agreement as of the date first above written.

PURCHASER:

Investor Signature

(signature)

Print name and title if you are signing on behalf of an entity such as a corporation or LLC:

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

EXHIBIT A

FORM OF CONVERTIBLE PROMISSORY NOTE